

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 14, 2009

Alex Kam
Chief Executive Officer
Madison Ave Holdings, Inc.
1641 W. Main Street, Suite 408
Alhambra, CA 91801

Re: Madison Ave Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 0-50655

Dear Mr. Kam:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Darren L. Ofsink, Esq.
Guzov Ofsink, LLC.
Via Facsimile (212) 688-7273